Exhibit 99.1

Sea Limited Reports First Quarter 2020 Results

Singapore, May 18, 2020 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the first quarter ended March 31, 2020.

“Our company’s mission is to better the lives of consumers and small businesses through technology - and I believe that this mission is more important now than ever given the disruptions we are all facing as a result of the coronavirus crisis,” said Forrest Li, Sea’s Chairman and Group Chief Executive Officer.

“We are fortunate to be in a strong position to play a part in helping our communities navigate these challenging times and get back on the road to recovery. In addition to contributing funds and essential medical equipment to the frontline fight against the virus, we are doing everything we can to support economic recovery across our markets, leveraging the strengths of our platforms as market leaders in the digital economy. Among many other efforts we made to empower our communities, we launched SME recovery programs, including providing special assistance to small businesses to onboard our platforms, accelerated the growth of the staple and essential goods segment of our e-commerce platform to meet increased consumer demand, and quickened the pace of the rollout of our mobile wallet services to facilitate our users’ growing need for online transactions. Through these efforts to harness the benefits of the digital economy, we are helping our communities better navigate near-term turbulence and, at the same time, building even stronger bonds with consumers and merchants across our platforms and the broader communities in our ecosystem.

“The coronavirus crisis is driving a step change in the growth of the digital economy globally, materially accelerating a shift to online lifestyles that is broad, deep, and, in our view, irreversible. We believe that Sea, as a market leader in some of the key sectors of the digital economy, is gaining and will continue to gain a disproportionate share of the resulting growth in our markets. Like all businesses, Sea has been stress-tested by the crisis. Our robust performance through the first quarter and beyond, as we responded to surges in user demands and navigated significant disruption, underlines the fundamental strength, resilience, and adaptability of our business. We believe this will, in the long run, enable us to capture the further accelerated and expanded growth opportunities presented to all of our core businesses across our markets.”

First Quarter 2020 Highlights

◾	Group
o	Total adjusted revenue was US$913.9 million, up 57.9% year-on-year from US$578.8 million for the first quarter of 2019.
o	Total gross profit was US$206.8 million, up 424.1% year-on-year from US$39.5 million for the first quarter of 2019.
o	Total adjusted EBITDA was US$(69.9) million compared to US$(32.0) million for the first quarter of 2019.

◾	Digital Entertainment
o	Adjusted revenue was US$512.4 million, up 30.3% year-on-year from US$393.3 million for the first quarter of 2019.
o	Adjusted EBITDA was US$298.4 million, up 32.2% year-on-year from US$225.8 million for the first quarter of 2019.
o	Adjusted EBITDA margin increased to 58.2% for the first quarter of 2020 from 57.4% for the first quarter of 2019.
o	Quarterly active users (“QAUs”) reached 402.1 million, an increase of 48.0% year-on-year from 271.6 million for the first quarter of 2019.
o	Quarterly paying users grew by 72.5% year-on-year to 35.7 million, accounting for 8.9% of QAUs for the first quarter of 2020, increasing from 7.6% for the same period in 2019.
o	Average revenue per user was US$1.3 compared to US$1.4 for the first quarter of 2019.

o
Our self-developed global hit game, Free Fire, recently hit a new record high of over 80 million peak daily active users and, according to App Annie[1], was the highest grossing mobile game in Latin America and in Southeast Asia in the first quarter of 2020. Free Fire was also ranked third globally by downloads for Google Play in the mobile games category in the first quarter of 2020, according to App Annie[1].

o
In April 2020, Free Fire hit another record high in monthly paying users, which more than doubled year-on-year, and in India, monthly paying users already accounted for over 10% of monthly active users.

o
We continue to focus on esports and community building activities to engage with our rapidly expanding user base. In the first quarter of 2020, we organized more than double the number of esports tournaments online for Free Fire compared to the first quarter of 2019, with these tournaments accumulating over 90 million views.

◾	E-commerce
o	Gross merchandise value (“GMV”) growth accelerated to 74.3% year-on-year to reach US$6.2 billion for the first quarter, compared to 64.8% year-on-year in the fourth quarter of 2019.
o	Gross orders totaled 429.8 million, an increase of 111.2% year-on-year from 203.5 million for the first quarter of 2019.
o	Gross orders growth further accelerated to more than 140% year-on-year in April 2020.
o	Adjusted revenue was US$314.0 million, up 110.5% year-on-year from US$149.2 million for the first quarter of 2019.
o
Adjusted revenue included US$236.7 million of marketplace revenue[2], up 132.1% year-on-year from US$102.0 million for the first quarter of 2019, and US$77.3 million of product revenue[3], up 63.6% year-on-year from US$47.2 million for the first quarter of 2019.

o
Adjusted revenue as a percentage of total GMV increased to 5.1% in the first quarter of 2020, up from 4.2% for the same period a year ago. Adjusted marketplace revenue as a percentage of total GMV was 3.8 % in the first quarter of 2020.

o	Sales and marketing expenses were US$206.0 million, compared to US$147.9 million for the first quarter of 2019.
o
Adjusted EBITDA was US$(260.0) million compared to US$(235.3) million for the first quarter of 2019. Adjusted EBITDA loss per order decreased by 48.3% to US$0.60, compared to US$1.16 for the first quarter of 2019.

o
In Indonesia, where Shopee is the largest e-commerce platform by orders, it registered over 185 million orders for the market in the first quarter, or a daily average of over 2 million orders, an increase of 122.6% year-on-year. Shopee also ranked first in Indonesia by average monthly active users, downloads, and total time spent in app on Android, in the Shopping category in the first quarter of 2020, according to App Annie[1].

o
Both in Southeast Asia and in Taiwan, Shopee ranked number one in the Shopping category by average monthly active users, and total time spent in app on Android, for first quarter of 2020, according to App Annie[1].

o
Shopee also ranked number one in the Shopping category by downloads in Southeast Asia, and was among the top three worldwide by downloads in the same category for first quarter of 2020, according to App Annie[1].

Digital Financial Services Update

Our digital financial services offerings experienced accelerated growth in the first quarter, spurred by the rapid and accelerating adoption of digital options by consumers and businesses in our region, as well as Shopee’s sustained, fast growth and deepening integration with SeaMoney.

Our mobile wallet total payment volume (“TPV”) for the first quarter exceeded US$1 billion, a milestone we achieved about a year after we started to integrate the mobile wallet service with our Shopee platform. Moreover, quarterly paying users for our mobile wallet services surpassed 10 million for the first quarter of 2020. In the month of April 2020, more than 40% of Shopee’s gross orders in Indonesia, our largest market for SeaMoney, were paid using our mobile wallet service. We continued to rapidly expand our suite of online and offline third-party use cases and partnerships. For instance, in March 2020, we joined forces with Google to offer our mobile wallet as a payment option for the Google Play Store in Thailand.

As a result of the accelerating expansion of the digital economy, and rising demand for online and contactless payments, we believe SeaMoney’s long-term market opportunities are rapidly expanding. We are therefore highly confident in SeaMoney’s growth prospects, and fully focused on maximizing the significant long-term growth potential of SeaMoney.

1 Rankings data for App Annie is based on combined data from the Google Play and iOS App Stores, unless otherwise stated. Southeast Asia rankings are based on Indonesia, Malaysia, Philippines, Singapore, Thailand and Vietnam. Latin America rankings are based on Argentina, Brazil, Chile, Colombia, Mexico and Uruguay.
2 Marketplace revenue mainly consists of transaction-based fees and advertising income and revenue generated from other value-added services.
3 Product revenue mainly consists of revenue generated from direct sales.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended March 31,
	2019		2020
	$		$	YOY%
Revenue
Service revenue
Digital Entertainment	173,399		369,683	113.2%
E-commerce and other services	130,663		266,545	104.0%
Sales of goods	47,804		78,692	64.6%
	351,866		714,920	103.2%
Cost of revenue
Cost of service
Digital Entertainment	(84,642)		(142,692)	68.6%
E-commerce and other services	(174,365)		(285,524)	63.8%
Cost of goods sold	(53,403)		(79,904)	49.6%
	(312,410)		(508,120)	62.6%
Gross profit	39,456		206,800	424.1%
Other operating income	3,453		25,316	633.2%
Sales and marketing expenses	(177,978)		(308,316)	73.2%
General and administrative expenses	(75,628)		(126,933)	67.8%
Research and development expenses	(28,509)		(64,586)	126.5%
Total operating expenses	(278,662)		(474,519)	70.3%
Operating loss	(239,206)		(267,719)	11.9%
Non-operating (loss) income, net	(442,780	)(1)	11,235	(102.5)%
Income tax expense	(7,205)		(23,237)	222.5%
Share of results of equity investees	(418)		(1,070)	156.0%
Net loss	(689,609)		(280,791)	(59.3)%
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes (2)	(237,290)		(239,388)	0.9%

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders (2)	(0.64)		(0.52)	(18.8)%

Adjusted revenue of Digital Entertainment (2)	393,306		512,424	30.3%
Adjusted revenue of E-commerce (2)	149,191		313,973	110.5%
Adjusted revenue of Digital Financial Services (2)	2,836		10,707	277.5%
Adjusted revenue of Other Services (2)	33,485		76,816	129.4%
Total adjusted revenue (2)	578,818		913,920	57.9%
Adjusted EBITDA for Digital Entertainment (2)	225,816		298,435	32.2%
Adjusted EBITDA for E-commerce (2)	(235,253)		(260,019)	10.5%
Adjusted EBITDA for Digital Financial Services (2)	(11,912)		(101,583)	752.8%
Adjusted EBITDA for Other Services (2)	(8,484)		(2,582)	(69.6)%
Unallocated expenses (3)	(2,130)		(4,117)	93.3%
Total adjusted EBITDA (2)	(31,963)		(69,866)	118.6%

(1) This was primarily due to fair value loss of $436.1 million on the 2017 convertible notes as our share prices during the quarter significantly exceeded the conversion prices of the 2017 convertible notes.
(2) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”
(3) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019

Revenue

The table below sets forth revenue and adjusted revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2019		2020
	$	% of revenue	$	% of revenue	YOY%
Revenue
Service revenue
Digital Entertainment	173,399	49.3	369,683	51.7	113.2%
E-commerce and other services	130,663	37.1	266,545	37.3	104.0%
Sales of goods	47,804	13.6	78,692	11.0	64.6%
Total revenue	351,866	100.0	714,920	100.0	103.2%

	2019		2020
	$	% of total adjusted revenue	$	% of total adjusted revenue	YOY%
Adjusted revenue
Service revenue
Digital Entertainment	393,306	67.9	512,424	56.1	30.3%
E-commerce and other services	137,615	23.8	322,804	35.3	134.6%
Sales of goods	47,897	8.3	78,692	8.6	64.3%
Total adjusted revenue	578,818	100.0	913,920	100.0	57.9%

Our total revenue increased by 103.2% to US$714.9 million in the first quarter of 2020 from US$351.9 million in the first quarter of 2019. Our total adjusted revenue increased by 57.9% to US$913.9 million in the first quarter of 2020 from US$578.8 million in the first quarter of 2019. These increases were mainly driven by the growth in each of the segments detailed as follows:

•
Digital Entertainment: Revenue increased by 113.2% to US$369.7 million in the first quarter of 2020 from US$173.4 million in the first quarter of 2019. Adjusted revenue increased by 30.3% to US$512.4 million in the first quarter of 2020 from US$393.3 million in the first quarter of 2019. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration, and in particular, the continued success of our self-developed game Free Fire.

•
E-commerce and other services: Revenue increased by 104.0% to US$266.5 million in the first quarter of 2020 from US$130.7 million in the first quarter of 2019. Adjusted revenue increased by 134.6% to US$322.8 million in the first quarter of 2020 from US$137.6 million in the first quarter of 2019. This increase was primarily driven by the growth of our e-commerce marketplace, and positive developments in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising. It is a result of our commitment to continuously enhance our service offerings as we seek to create greater value for our platform users.

•	Sales of goods: Revenue and adjusted revenue increased by 64.6% and 64.3% respectively to US$78.7 million in the first quarter of 2020, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 62.6% to US$508.1 million in the first quarter of 2020 from US$312.4 million in the first quarter of 2019.

•
Digital Entertainment: Cost of revenue increased by 68.6% to US$142.7 million in the first quarter of 2020 from US$84.6 million in the first quarter of 2019. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•
E-commerce and other services: Cost of revenue for our e-commerce and other services combined increased by 63.8% to US$285.5 million in the first quarter of 2020 from US$174.4 million in the first quarter of 2019. The increase was primarily due to costs incurred in line with growth of our e-commerce marketplace, including, among other costs, higher bank transaction fees driven by GMV growth, higher costs associated with value-added services and other ancillary services we provided to our e-commerce platform users, as well as higher staff compensation and benefit costs.

•
Cost of goods sold: Cost of goods sold increased by 49.6% to US$79.9 million in the first quarter of 2020 from US$53.4 million in the first quarter of 2019. The increase was largely in line with the increase in our product offerings.

Other Operating Income

Our other operating income increased by 633.2% to US$25.3 million in the first quarter of 2020 from US$3.5 million in the first quarter of 2019. The increase in our other operating income was mainly due to the rebates from e-commerce related logistic services provided by third parties.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 73.2% to US$308.3 million in the first quarter of 2020 from US$178.0 million in the first quarter of 2019. The table below sets forth the breakdown of the sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2019	2020	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	19,989	26,815	34.1%
E-commerce	147,897	206,044	39.3%

•
Digital Entertainment: Sales and marketing expenses increased by 34.1% to US$26.8 million in the first quarter of 2020 from US$20.0 million in the first quarter of 2019. The increase was primarily due to esports and other user engagement activities for the enlarged user base of the existing games.

•
E-commerce: Sales and marketing expenses increased by 39.3% to US$206.0 million in the first quarter of 2020 from US$147.9 million in the first quarter of 2019. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily attributable to the ramping up of brand marketing as well as higher staff compensation and benefit costs.

General and Administrative Expenses

Our general and administrative expenses increased by 67.8% to US$126.9 million in the first quarter of 2020 from US$75.6 million in the first quarter of 2019. This increase was primarily due to higher staff compensation and benefit costs as well as increase in office facilities and related expenses.

Research and Development Expenses

Our research and development expenses increased by 126.5% to US$64.6 million in the first quarter of 2020 from US$28.5 million in the first quarter of 2019, primarily due to the increase in research and development staff force.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), fair value change for the 2017 convertible notes and foreign exchange gain (loss). We recorded a net non-operating income of US$11.2 million in the first quarter of 2020, compared to a net non-operating loss of US$442.8 million in the first quarter of 2019. The net non-operating loss in the first quarter of 2019 was primarily due to a fair value loss of US$436.1 million arising from the fair value accounting treatment for the 2017 convertible notes.

Income Tax Expense

We had a net income tax expense of US$23.2 million and US$7.2 million in the first quarter of 2020 and 2019, respectively. The income tax expense in the first quarter of 2020 was primarily due to withholding tax and corporate income tax expenses incurred by our digital entertainment segment.

Net Loss

As a result of the foregoing, we had net losses of US$280.8 million and US$689.6 million in the first quarter of 2020 and 2019, respectively.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$239.4 million and US$237.3 million in the first quarter of 2020 and 2019, respectively.

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$0.52 and US$0.64 in the first quarter of 2020 and 2019, respectively.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on May 18, 2020
7:30 PM Singapore / Hong Kong Time on May 18, 2020

Webcast link:	https://services.choruscall.com/links/se200518.html

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for Participants: 7099128

A replay of the conference call will be available at the Company’s investor relations website (https://www.seagroup.com/investor/financials). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com
Media: media@seagroup.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Our mission is to better the lives of consumers and small businesses with technology. We operate three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee, and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services businesses and platforms; the growth in its user base, level of user engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; general economic and business conditions in its markets; and the impact of widespread health developments, including the recent global coronavirus pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities) which could materially and adversely affect, among other things, the business and manufacturing activities of its sellers, merchants and logistics providers, the global supply chain including those of its sellers’ and merchants’, and consumer discretionary spending. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•
“Adjusted revenue” of our digital entertainment segment represents revenue of the digital entertainment segment plus change in digital entertainment deferred revenue. This financial measure is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment. Although other companies may present such measures related to gross billings differently or not at all, we believe that the adjusted revenue of our digital entertainment segment provides useful information to investors about the segment’s core operating results, enhancing their understanding of our past performance and future prospects.

•
“Adjusted revenue” of our e-commerce segment represents revenue of the e-commerce segment (currently consisting of marketplace revenue and product revenue) plus certain revenues that were net-off against their corresponding sales incentives. This financial measure enables our investors to follow trends in our e-commerce monetization capability over time and is a useful performance measure.

•
“Adjusted revenue” of our digital financial services segment represents revenue of the digital financial services segment plus certain revenues that were net-off against their corresponding sales incentives.

•	“Adjusted revenue” of our other services segment represents revenue of the other services segment plus certain revenues that were net-off against their corresponding sales incentives.

•
“Total adjusted revenue” represents the sum of adjusted revenue of all our segments combined. This financial measure enables our investors to follow trends in our overall group monetization capability over time and is a useful performance measure.

•
“Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes” represents net loss before share-based compensation and changes in fair value of convertible notes. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible notes are significant expenses.

•
“Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders” represents net loss attributable to Sea Limited’s ordinary shareholders before share-based compensation and changes in fair value of convertible notes. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible notes are significant expenses.

•
“Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders” represents net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders divided by the weighted average number of shares outstanding during the period.

•
“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•
“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) intersegment sales incentives.  Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•
“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended March 31, 2020
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	369,683	263,195	(1)	10,345	71,697	-	714,920
Changes in deferred revenue	142,741	-		-	-	-	142,741
Sales incentives net-off	-	50,778		362	5,119	-	56,259
Adjusted revenue	512,424	313,973	(2)	10,707	76,816	-	913,920

Operating income (loss)	174,037	(291,699)		(94,385)	(10,239)	(45,433)	(267,719)
Net effect of changes in deferred revenue and its related cost	118,543	-		-	-	-	118,543
Intersegment sales incentives	-	4,097		(8,514)	4,417	-	-
Depreciation and Amortization	5,855	27,583		1,316	3,240	-	37,994
Share-based compensation	-	-		-	-	41,316	41,316
Adjusted EBITDA	298,435	(260,019)		(101,583)	(2,582)	(4,117)	(69,866)

	For the Three Months ended March 31, 2019
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	173,399	142,694	(1)	2,288	33,485	-	351,866
Changes in deferred revenue	219,907	-		-	-	-	219,907
Sales incentives net-off	-	6,497		548	-	-	7,045
Adjusted revenue	393,306	149,191	(2)	2,836	33,485	-	578,818

Operating income (loss)	56,470	(253,473)		(12,461)	(11,413)	(18,329)	(239,206)
Net effect of changes in deferred revenue and its related cost	165,501	-		-	-	-	165,501
Depreciation and Amortization	3,845	18,220		549	2,929	-	25,543
Share-based compensation	-	-		-	-	16,199	16,199
Adjusted EBITDA	225,816	(235,253)		(11,912)	(8,484)	(2,130)	(31,963)

(1) For the first quarter of 2020, revenue of $263,195 included marketplace revenue of $185,930 and product revenue of $77,265 net of sales incentives. For the first quarter of 2019, revenue of $142,694 included marketplace revenue of $95,566 and product revenue of $47,128 net of sales incentives.
(2) For the first quarter of 2020, adjusted revenue of $313,973 included marketplace revenue of $236,708 and product revenue of $77,265. For the first quarter of 2019, adjusted revenue of $149,191 included marketplace revenue of $101,970 and product revenue of $47,221.
(3) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”
(4) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Three Months ended March 31,
	2019	2020
	$	$

Net loss	(689,609)	(280,791)
Share-based compensation	16,199	41,316
Changes in fair value of the 2017 convertible notes	436,120	87
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(237,290)	(239,388)

Net profit attributable to non-controlling interests	(746)	(722)
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders	(238,036)	(240,110)

Weighted average shares used in loss per share computation:
Basic and diluted	370,724,164	462,194,052

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders	(0.64)	(0.52)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended March 31,
	2019		2020
	$		$
Revenue
Service revenue
Digital Entertainment	173,399		369,683
E-commerce and other services	130,663		266,545
Sales of goods	47,804		78,692

Total revenue	351,866		714,920

Cost of revenue
Cost of service
Digital Entertainment	(84,642)		(142,692)
E-commerce and other services	(174,365)		(285,524)
Cost of goods sold	(53,403)		(79,904)

Total cost of revenue	(312,410)		(508,120)

Gross profit	39,456		206,800

Operating income (expenses):
Other operating income	3,453		25,316
Sales and marketing expenses	(177,978)		(308,316)
General and administrative expenses	(75,628)		(126,933)
Research and development expenses	(28,509)		(64,586)

Total operating expenses	(278,662)		(474,519)

Operating loss	(239,206)		(267,719)
Interest income	4,012		9,291
Interest expense	(10,066)		(24,609)
Investment gain, net	2,047		5,111
Changes in fair value of convertible notes	(436,120	)(1)	(87)
Foreign exchange (loss) gain	(2,653)		21,529

Loss before income tax and share of results of equity investees	(681,986)		(256,484)
Income tax expense	(7,205)		(23,237)
Share of results of equity investees	(418)		(1,070)

Net loss	(689,609)		(280,791)

Net profit attributable to non-controlling interests	(746)		(722)

Net loss attributable to Sea Limited’s ordinary shareholders	(690,355)		(281,513)

Loss per share:
Basic and diluted	(1.86)		(0.61)

Weighted average shares used in loss per share computation:
Basic and diluted	370,724,164		462,194,052

(1) Fair value loss of $436.1 million on the 2017 convertible notes was recorded as our share prices significantly exceeded the conversion prices of the 2017 convertible notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
Amounts expressed in thousands of US dollars (“$”)

	As of December 31, 2019	As of March 31, 2020
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,118,988	2,599,702
Restricted cash	434,938	505,396
Accounts receivable, net	187,035	160,003
Prepaid expenses and other assets	535,187	717,243
Inventories, net	26,932	34,222
Short-term investments	102,324	30,468
Amounts due from related parties	4,735	3,549
Total current assets	4,410,139	4,050,583

Non-current assets
Property and equipment, net	318,620	301,314
Operating lease right-of-use assets, net	182,965	185,550
Intangible assets, net	15,020	39,925
Long-term investments	113,797	143,175
Prepaid expenses and other assets	65,684	192,576
Restricted cash	16,652	18,207
Deferred tax assets	70,340	78,152
Goodwill	30,952	223,342
Total non-current assets	814,030	1,182,241
Total assets	5,224,169	5,232,824

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
Amounts expressed in thousands of US dollars (“$”)

	As of December 31, 2019	As of March 31, 2020
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	69,370	50,956
Accrued expenses and other payables	980,805	1,136,018
Advances from customers	65,062	78,635
Amounts due to related parties	34,990	36,802
Short-term borrowings	1,258	2,382
Operating lease liabilities	56,320	56,456
Deferred revenue	1,097,868	1,032,593
Convertible notes	29,481	–
Income tax payable	27,212	34,775
Total current liabilities	2,362,366	2,428,617

Non-current liabilities
Accrued expenses and other payables	25,802	19,602
Long-term borrowings	358	111
Operating lease liabilities	144,000	142,132
Deferred revenue	160,708	298,834
Convertible notes	1,356,332	1,374,724
Deferred tax liabilities	975	857
Unrecognized tax benefits	976	972
Total non-current liabilities	1,689,151	1,837,232
Total liabilities	4,051,517	4,265,849

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
Amounts expressed in thousands of US dollars (“$”)

	As of December 31, 2019	As of March 31, 2020
	$	$
Shareholders’ equity
Class A Ordinary shares	154	156
Class B Ordinary shares	76	76
Additional paid-in capital	4,687,284	4,758,964
Accumulated other comprehensive income	5,449	(26,543)
Statutory reserves	46	46
Accumulated deficit	(3,530,585)	(3,812,098)

Total Sea Limited shareholders’ equity	1,162,424	920,601
Non-controlling interests	10,228	46,374
Total shareholders’ equity	1,172,652	966,975
Total liabilities and shareholders’ equity	5,224,169	5,232,824

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Amounts expressed in thousands of US dollars (“$”)

	For the Three Months ended March 31,
	2019	2020
	$	$

Net cash used in operating activities	(17,815)	(223,679)
Net cash used in investing activities	(91,250)	(147,066)
Net cash generated from (used in) financing activities	1,527,875	(24,757)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,843	(51,771)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,420,653	(447,273)
Cash, cash equivalents and restricted cash at beginning of the period	1,259,312	3,570,578
Cash, cash equivalents and restricted cash at end of the period	2,679,965	3,123,305

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31, 2020
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	369,683	263,195	10,345	71,697	-	714,920
Operating income (loss)	174,037	(291,699)	(94,385)	(10,239)	(45,433)	(267,719)
Non-operating income, net						11,235
Income tax expense						(23,237)
Share of results of equity investees						(1,070)
Net loss						(280,791)

	For the Three Months ended March 31, 2019
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	173,399	142,694	2,288	33,485	-	351,866
Operating income (loss)	56,470	(253,473)	(12,461)	(11,413)	(18,329)	(239,206)
Non-operating loss, net						(442,780)
Income tax expense						(7,205)
Share of results of equity investees						(418)
Net loss						(689,609)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”
(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.